SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 23, 2003


                               CELLCO FINANCE N.V.

                               Caracasbaaiweg 199
                                     Curacao
                              Netherlands Antilles

                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F: |X|   Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: |_|   No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: |_|   No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes: |_|   No: |X|





Enclosure: Press Release dated September 19, 2003 - CELLCO FINANCE N.V.
           Commences Consent Solicitation for its 12.75% Senior Notes Due 2005

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 CELLCO FINANCE N.V.
                                                 By:  AMICORP CURACAO N.V.,

                                                 Managing Director

                                                 By:  /s/ Jeroen van der Woord
                                                      ------------------------
                                                        Jeroen van der Woord
                                                        Managing Director



Dated: September 23, 2003